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Additional Information about the Portfolio Manager

TO BE UPDATED:

Michael Hamilton is the portfolio manager responsible for the day-to-day management of the Trust. Mr. Hamilton manages four other investment company portfolios ( the Funds) with assets of $320,000,000 as of October 31,2009.  He manages no other pooled investment vehicles. He manages 9 other accounts with an aggregate value of $189,176,000 as of October 31, 2009.The compensation paid by the client varies, based on whether it is managed in a professional or personal capacity. Generally, compensation by these clients and the funds is computed as a percentage of assets under management. No account or fund has performance-based fees. While fees are payable to the investment adviser of the investment companies other than the Trust at a greater rate than with respect to the Trust, the Sub-Adviser considers that they are in general more complex to manage and receive more extensive administrative and other services under their agreements than the Trust, and accordingly the fee differences by themselves do not present a conflict of interest.The Trust’s portfolio manager is Mr. Christopher B. Johns. He manages the Trust and Aquila Tax-Free Fund of Colorado.  Mr. Johns manages no other investment companies, no pooled investment vehicles and no other separate accounts. There are accordingly no conflicts of interest between the Trust and other accounts. His compensation is a fixed salary plus bonus, which is calculated on a fixed percentage of annual fee revenue received by the Sub-Adviser. He receives no compensation from the Trust or the Trust’s investment adviser. Mr. Johns owns securities of the Trust in the range of $1 to $10,000.

In general, it is unlikely that the Trust’s opportunities or the execution of its investment program may be compromised or limited by the investments of the other accounts, except that there may be occurrences where a scarcity of bonds of Oregon issuers hinders the execution of the Trust’s investment program. The minimum block sizes and maturity requirements of purchases for the Trust typically differ from the investment requirements of other accounts managed by the portfolio manager.

There are three elements to portfolio manager compensation.

Base Pay.  Base pay is determined based upon an analysis of the portfolio manager’s general performance, experience, and market levels of base pay for such position.

Annual Cash Incentive.  Mr. Hamilton is paid an annual incentive based upon investment performance, generally over the past one- and three-year periods. The maximum potential annual cash incentive is equal to a multiple of base pay, determined based upon Mr. Hamilton’s performance and experience, and market levels of base pay for such position.

The portion of the maximum potential annual cash incentive that is paid out is based upon performance of the Funds, including the Trust, which Mr. Hamilton manages relative to the portfolio’s appropriate Lipper industry peer group, a subjective component equal to 25% of the maximum potential annual cash incentive, and 11% for contributions to two other Funds. Generally, the threshold for payment of an annual cash incentive is median performance versus the peer group, and the maximum annual cash incentive is attained at top quartile performance versus the Lipper industry peer group, subject to the 25% subjective component.

Investment performance is measured on a gross basis for the portfolio result and for the Lipper industry peer group.

Long Term Incentive Payments.  Long-term incentive payments are paid to portfolio managers on an annual basis based upon general performance and expected contributions to the success of FAF Advisors, Inc. Long-term incentive payments are compromised of two components: (i) FAF Advisors phantom options, restricted stock units, and performance equity and (ii) U.S Bancorp options and restricted stock.

As of October 31, 2009 the range of the value of securities in the Trust beneficially owned by Mr. Hamilton was $1-$10,000.